Exhibit 99.1

Tantech Holdings Ltd. Signs Definite Agreement to Acquire Suzhou E Motors

LISHUI, China, May 2, 2016 /PRNewswire/ -- Tantech Holdings Ltd. (NASDAQ: TANH) (“Tantech” or the “Company”), a leading manufacturer of bamboo-based charcoal products, announced today that it entered into a definite purchase agreement (the “Purchase Agreement”) to acquire Suzhou E Motors Co., Ltd. (“Suzhou E Motors”), a specialty electric vehicles and power batteries manufacturer based in Zhangjiazhang City, Jiangsu Province. Today’s announcement follows the execution of a framework agreement dated January 27, 2016 by and between the Company and the shareholders of Suzhou E Motors as previous announced.

Pursuant to the Purchase Agreement executed on May 2, 2016, the Company plans to acquire 100% equity interest in Suzhou E Motors with a total cash consideration of RMB 159,000,000 (approximately $25.2 million) and a share consideration of 3,250,000 restricted shares of the Company’s common stock. The transaction is expected to be consummated in two closings. The first closing calls for cash payment of RMB 129,000,000, of which RMB 50,000,000 has been paid by the Company as advance payment, and share payment of 2,500,000 restricted shares in exchange for the transfer of 70% equity interest in Suzhou E Motors to the Company. The second closing calls for cash payment of RMB 30,000,000 and share payment of 750,000 restricted shares in exchange for the transfer of the remaining 30% equity interest in Suzhou E Motors. All shares are subject to a 24-month restriction with 1/3 eligible for resale on the date of 12 months, 18 months, and 24 months, respectively, after each closing. The remaining RMB 6,500,000 will be withheld until Suzhou E Motors has satisfied its obligations as guarantor for a debt currently in default.

Subject to customary closing conditions, the Company expects the transaction to be consummated by the end of 2016.

Mr. Zhengyu Wang, Chairman and Chief Executive Officer of Tantech, commented, “Following months of due diligence and negotiations following the signing of a framework agreement on January 27, 2016, we are extremely pleased to reach this definite Purchase Agreement with the shareholders of Suzhou E Motors today, which will allow us to eventually gain 100% control of Suzhou E Motors through a two-step closing process and inch us closer to transforming Tantech from a bamboo-based charcoal products producer to a vertically integrated company along the EDLC Carbon - battery – specialty new energy vehicle value chain.”

Mr. Wang continued, “Suzhou E Motors offers a unique opportunity for us to tap into the quickly evolving specialty new energy vehicles market which grew explosively last year. According to data compiled by China Association of Automobile Manufacturers, new energy vehicles sales in China increased by 342% to 331,092 units in 2015 from 74,763 units in 2014. With continuing governmental support and incentive programs, the strong momentum is poised to extend, benefitting us as we expand our footprint along the new energy vehicle value chain.”

About Suzhou E Motors Co., Ltd.

Established in April 2011 with registered capital of RMB 100 million, Suzhou E Motors Co., Ltd. (“Suzhou E Motors”) designs, develops, manufactures, and sells electric vehicles (“EVs”), EV powertrain components, parts, and accessories in China. With manufacturing facility in Zhangjiagang City, Jiangsu Province, Suzhou E Motors offers a wide range of EVs, including passenger cars, patrol vehicles, buses, logistics vehicles, garbage trucks, and other specialty vehicles with current annual capacity of approximately 5,000 EVs. For more information about Suzou E Motors, please visit: http://www.emotorsbus.com.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products in China and internationally. It operates through three segments: Consumer Products, Trading, and Biofuel Energy. The company produces pressed and formed charcoal briquettes for use in grills, incense burners, and other applications under the Algold brand. It also offers Charcoal Doctor branded products, such as air purifiers and humidifiers, automotive accessories for air purification, underfloor humidity control, pillows and mattresses, wardrobe deodorizers, mouse pads and wrist mats, refrigerator deodorants, charcoal toilet cleaner disks, liquid charcoal cleaners, shoe insoles, and decorative charcoal gifts. In addition, the Company provides liquid byproduct consists of bamboo vinegar that is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners, and fertilizers, as well as in various agricultural applications. Further, it engages in providing bamboo carbon for use in EDLCs; the production of electric double-layer capacitor carbon products; and the industrial purchase and sale of rubber. The Company provides its products for industrial energy applications, as well as household cooking, heating, purification, agricultural, and cleaning uses. The company also exports its bamboo vinegar, bamboo charcoal purification, and EDLC carbon products. For more information about Tantech Holdings Ltd., please visit: http://www.tantech.cn/en/index.asp.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Weitian Investor Relations
Ms. Tina Xiao
+1-917-609-0333
tanh@weitian-ir.com